UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Virginia Electric and Power Company

(Exact name of registrant as specified in its charter)

Virginia	54-0418825
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

120 Tredegar Street Richmond, Virginia	23219
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, no par value

(Title of class)

Item 1.	Description of Registrant’s Securities to be Registered

The following description of the common stock of Virginia Electric and Power Company (the “Company”) is a summary and is qualified by reference to the Company’s Amended and Restated Articles of Incorporation (the “Articles”) and Amended and Restated Bylaws (the “Bylaws”), which have been previously filed with the Securities and Exchange Commission and are incorporated by reference as exhibits to this registration statement, as well as to applicable Virginia law.

The Company is authorized to issue 10,000,000 shares of preferred stock (the “Preferred Stock”) and 500,000 shares of common stock, no par value (the “Common Stock”). All of the Company’s outstanding Common Stock is owned and held by its parent, Dominion Resources, Inc. As of the date hereof, there are no shares of Preferred Stock outstanding.

Dividends. Dividends on the Common Stock are payable at the direction of the Company’s board of directors so long as dividends on any outstanding Preferred Stock with respect to all past dividend periods and the then-current period have been paid in full or declared and set apart for payment and all mandatory sinking fund payments due with respect to any outstanding series of Preferred Stock have been made. Because the Company is a Virginia public service company, the Virginia State Corporation Commission may prohibit the Company from declaring or paying a dividend to an affiliate if found to be detrimental to the public interest. In addition, the Company may from time to time enter into certain agreements that could restrict its ability to pay dividends.

Voting Rights. Holders of the Common Stock are entitled to one vote per share on all matters on which such holders may vote. Action on any such matter must be approved by a majority of those shares represented and entitled to vote at a meeting of shareholders at which a quorum is present, unless the Articles, Bylaws or Virginia law permit or require otherwise. Subject to the accrual of voting rights to the Preferred Stock in the event of a default on the payment of dividends on any of the then-outstanding Preferred Stock, holders of the Common Stock have the sole and full power to vote for the election of the Company’s directors. Directors are elected on an annual basis and may be removed by a majority vote of the holders of the Common Stock, subject to the accrual of voting rights to the Preferred Stock noted above.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in the distribution of those assets, or proceeds from the sale thereof, remaining after the full preferential amounts to which any holders of Preferred Stock are entitled have been paid or set aside for payment.

Preemptive and Other Rights. Holders of the Common Stock do not have preemptive rights or redemption or conversion rights. Shares of Common Stock are not subject to any further calls or assessments and are not entitled to the benefit of any sinking fund provisions.

Item 2.	Exhibits

Exhibit No.	Description

1.	Amended and Restated Articles of Incorporation, as in effect on October 30, 2014 (incorporated by reference to Exhibit 3.1.b, Form 10-Q filed November 3, 2014, File No. 1-2255).

2.	Amended and Restated Bylaws, effective June 1, 2009 (incorporated by reference to Exhibit 3.1, Form 8-K filed June 3, 2009, File No. 1-2255).

SIGNATURE

Pursuant to the requirements of Section 12 of Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: December 19, 2014	Virginia Electric and Power Company

	By:	/S/ MARK O. WEBB
	Name:	Mark O. Webb
	Title:	Vice President and General Counsel